UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	April 30, 2025
FORM 12b-25	Estimated average burden Hours per form	2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-41473

CUSIP NUMBER
21985R105

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

LuxUrban Hotels Inc.
Full Name of Registrant

CorpHousing Group Inc.
Former Name if Applicable

2125 Biscayne Blvd, Suite 253
Address of Principal Executive Office (Street and Number)

Miami, Florida 33137
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

LuxUrban Hotels Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Form 10-Q”) by the prescribed due date. On August 9, 2024, the Company’s management, in concurrence with the Company’s audit committee, concluded that the unaudited condensed consolidated financial statements for the fiscal quarter ended March 30, 2024, included in the Company’s Quarterly Report on Form 10-Q for that period (the “Prior Form 10-Q”), should no longer be relied upon due to certain misstatements, and that the Company would restate such financial statements to make the necessary accounting corrections in an amendment to the Prior Form 10-Q. As a result, the Company has undertaken a reexamination of the financial figures and disclosures, including without limitation the Management Discussion & Analysis, contained in the draft of the Form 10-Q. This re-examination has utilized a significant amount of the Company’s finite accounting resources, and is continuing, which has precluded the Company from being able to finalize the Form 10-Q and file it by the prescribed deadline.

Furthermore, preparation of the Form 10-Q would have diverted the attention of the Company’s management from certain important strategic efforts it has been undertaking to improve the Company’s capital position. Such strategic undertakings have been successful to date but required a significant amount of management's time that was to have been utilized for the preparation of the Form 10-Q and delayed the preparation of the unaudited financial statements for the quarter ended June 30, 2024.

As a result of the foregoing, the Company requires additional time to complete its quarter-end financial reporting processes and compile and verify the data required to be included in the Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael James	(877)	269-5952
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LuxUrban Hotels Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ Michael James
Michael James, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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